Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(Dollar amounts in millions)

		Year ended December 31,
		2010	2009	2008	2007	2006
Income before income taxes		$3,021	$1,272	$1,016	$1,820	$525
Less: Net income (loss) attributable to non-controlling interests(1)		(13)	22	(155)	364	16

Pre-tax income attributable to BlackRock, Inc.		3,034	1,250	1,171	1,456	509
Add:	Fixed charges	209	104	102	80	25
	Distributions of earnings from equity method investees	14	18	28	23	2
Less:	(Losses) earnings from equity method investees	141	30	(294)	84	6

Pre-tax income before fixed charges		$3,116	$1,342	$1,595	$1,475	$530

Fixed charges:
	Interest expense	$150	$68	$69	$52	$13
	Interest expense on uncertain tax positions(2)	8	8	5	2	—
	Portion of rent representative of interest	51	28	28	26	12

Total fixed charges		$209	$104	$102	$80	$25

Ratio of earnings to fixed charges		14.9x	12.9x	15.6x	18.4x	21.2x

(1)	Includes redeemable and nonredeemable non-controlling interests.
(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the consolidated statements of income.